[LETTERHEAD OF SANDLER O’NEILL + PARTNERS]

June 27, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Entegra Financial Corp.

Registration Statement on Form S-1

Request for Acceleration of Effectiveness

File No. 333-194641

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Entegra Financial Corp. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective on Monday, June 30, 2014, at 10:00 a.m., Eastern time, or as soon thereafter as practicable.

Very truly yours,

SANDLER O’NEILL + PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp.,
the sole general partner

By:	/s/ Jennifer Docherty
Jennifer Docherty
Authorized Signatory

cc:	Mark Webb, U.S. Securities and Exchange Commission
Erin Purnell, U.S. Securities and Exchange Commission